Exhibit 99.9

Consent of Pieter I. Du Plessis

The undersigned hereby consents to the use of the technical report entitled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” dated effective October 23, 2019, and the information derived therefrom, as well as the reference to his name, in each case where used or incorporated by reference into the Annual Report on Form 40-F, and any exhibits and amendments thereto, of Uranium Royalty Corp. (the “Company”) for the year ended April 30, 2022 (the “Annual Report”) being filed with the United States Securities and Exchange Commission.

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (Registration No. 333-256822), as amended, of the reference to my name and the above-mentioned information contained in the Annual Report and exhibits thereto.

/s/ Pieter I. Du Plessis
Pieter I. Du Plessis, P.Geo
Dated: July 27, 2022